SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549
Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Gensym Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
37245R107
(CUSIP Number)
September 20, 2006
(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37245R107	Page	2	of	15

1	NAMES OF REPORTING PERSONS:
Mercury Fund VI, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 20-2196404

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		363,960(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		363,960(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

363,960(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund VI, Ltd. (“Mercury VI”).

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	3	of	15

1	NAMES OF REPORTING PERSONS:
Mercury Fund VII, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 20-4881368

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		54,757(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		54,757(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

54,757(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

.73%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	4	of	15

1	NAMES OF REPORTING PERSONS:
Mercury Ventures, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 75-2796235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		363,960 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		363,960 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

363,960 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.87%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI, which owns all 363,960 shares.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	5	of	15

1	NAMES OF REPORTING PERSONS:
Mercury Ventures II, Ltd.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 20-4736567

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		54,757 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		54,757 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

54,757 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

.73%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 54,757 shares.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	6	of	15

1	NAMES OF REPORTING PERSONS:
Mercury Management, L.L.C.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
I.R.S. Identification No. 75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		418,717(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		418,717(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

418,717(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.60%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI and Mercury Ventures II is the General Partner of Mercury VII. Includes 363,960 shares owned by Mercury VI and 54,757 shares owned by Mercury VII.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	7	of	15

1	NAMES OF REPORTING PERSONS:
Kevin C. Howe
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		418,717(1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		418,717(1)

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

418,717(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.60%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI and Mercury Ventures II is the General Partner of Mercury VII. Includes 363,960 shares owned by Mercury VI and 54,757 shares owned by Mercury VII.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, of which 4.87% are owned by Mercury VI and .73% are owned by Mercury VII.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	37245R107	Page	8	of	15
Introduction
     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.
Item 1(a). Name of Issuer:
     Gensym Corp., a Delaware corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
     52 Second Ave., Burlington, Massachusetts 01803
Item 2(a). Name of Person Filing:
     Mercury Fund VI, Ltd.
     Mercury Fund VII, Ltd.
     Mercury Ventures, Ltd.
     Mercury Ventures II, Ltd.
     Mercury Management, L.L.C.
     Kevin C. Howe
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070
Item 2(c). Citizenship:
     Mercury VI’s place of organization is Texas
     Mercury VII’s place of organization is Texas
     Mercury Ventures’ place of organization is Texas
     Mercury Ventures II’s place of organization is Texas
     Mercury Management’s place of organization is Texas
     Mr. Howe is a citizen of the United States

CUSIP No.	37245R107	Page	9	of	15
Item 2(d). Title of Class of Securities:
     Common Stock, $0.01 par value per share
Item 2(e). CUSIP Number:
     37245R107
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
     Not Applicable.
Item 4. Ownership:
Mercury VI

(a) Amount beneficially owned:	363,960	(1)
(b) Percent of class:	4.87	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	363,960	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	363,960	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	10	of	15
Mercury VII

(a) Amount beneficially owned:	54,757	(1)
(b) Percent of class:	.73	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	54,757	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	54,757	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
Mercury Ventures

(a) Amount beneficially owned:	363,960	(1)
(b) Percent of class:	4.87	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	363,960	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	363,960	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

((1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury VI, the owner of all 363,960 shares.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	11	of	15
Mercury Ventures II

(a) Amount beneficially owned:	54,757	(1)
(b) Percent of class:	.73	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	54,757	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	54,757	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII, the owner of all 54,757 shares.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.

CUSIP No.	37245R107	Page	12	of	15
Mercury Management

(a) Amount beneficially owned:	418,717	(1)
(b) Percent of class:	5.60	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	418,717	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	418,717	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI and Mercury Ventures II is the General Partner of Mercury VII. Includes 363,960 shares owned by Mercury VI and 54,757 shares owned by Mercury VII.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, of which 4.87% are owned by Mercury VI and .73% are owned by Mercury VII.
Mr. Howe

(a) Amount beneficially owned:	418,717	(1)
(b) Percent of class:	5.60	%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	418,717	(1)
(ii) Shared power to vote or direct the vote	-0-
(iii) Sole power to dispose or to direct the disposition of	418,717	(1)
(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures and Mercury Ventures II. Mercury Ventures is the General Partner of Mercury VI and Mercury Ventures II is the General Partner of Mercury VII. Includes 363,960 shares owned by Mercury VI and 54,757 shares owned by Mercury VII.

(2)	Assumes a total of 7,470,653 shares of common stock outstanding based on Gensym Corp.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, of which 4.87% are owned by Mercury VI and .73% are owned by Mercury VII.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

CUSIP No.	37245R107	Page	13	of	15
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
     Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
     Not Applicable
Item 8. Identification and Classification of Members of the Group:
The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):
     Mercury Fund VI, Ltd.
     Mercury Fund VII, Ltd.
     Mercury Ventures, Ltd.
     Mercury Ventures II, Ltd.
     Mercury Management, L.L.C.
     Kevin C. Howe
Item 9. Notice of Dissolution of Group:
     Not Applicable
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	37245R107	Page	14	of	15
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 28, 2006	MERCURY FUND VI, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

September 28, 2006	MERCURY FUND VII, LTD.

	By:	MERCURY VENTURES II, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

September 28, 2006	MERCURY VENTURES, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

September 28, 2006	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

CUSIP No.	37245R107	Page	15	of	15

September 28, 2006	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

September 28, 2006	/s/ Kevin C. Howe

Name: Kevin C. Howe

EXHIBIT A
JOINT FILING AGREEMENT

SCHEDULE 13G
JOINT FILING AGREEMENT
     This Agreement is dated as of September 28, 2006 by and between Mercury Fund VI, Ltd. (“Mercury VI”), Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”).
     WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.
     NOW, THEREFORE, the undersigned do hereby agree as follows:
     1. The Schedule 13G (the “Schedule 13G”) with respect to Gensym Corp., a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe. Mercury VI, Mercury VII, Mercury Ventures and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G on their behalf.
     2. Each of Mercury VI, Mercury VII, Mercury Ventures, Mercury Ventures II, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.
[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MERCURY FUND VI, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

MERCURY FUND VII, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

MERCURY VENTURES, LTD.

By:	MERCURY MANAGEMENT, L.L.C. General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

MERCURY VENTURES II, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

MERCURY MANAGEMENT, L.L.C.

By:	/s/ Kevin C. Howe

Name:	Kevin C. Howe
Title:	Manager

/s/ Kevin C. Howe

Name: Kevin C. Howe